Exhibit 99.B(d)(5)

Schedule B
to the
Sub-Advisory Agreement
between
SEI Investments Management Corporation
and
Brandywine Global Investment Management, LLC

Dated as of March 24, 2015, as amended June 23, 2015

Pursuant to Paragraph 5, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Catholic Values Trust Catholic Values Equity Fund

The fee schedule below will be applied to the sum of the average daily value of the Assets of the SEI Catholic Values Trust Catholic Values Equity Fund and the average daily value of the Assets of any other SEI mutual fund or account with a similar mandate (each an “Classic/Concentrated Fund”, collectively the “Classic/Concentrated Funds”) to which the Sub-Adviser may now or in the future provide investment advisory/sub-advisory services. Each Classic/Concentrated Fund will be responsible for its pro rata portion of the total fee determined pursuant to this paragraph based on the relative values of the average daily Assets of the Classic/Concentrated Fund managed by Sub-Adviser (as set forth below).

[Redacted]

As of the effective date of this Schedule B the Classic/Concentrated Funds are as follows:

•              SEI Institutional Investments Trust Large Cap Diversified Alpha Fund;

•              SEI Institutional Managed Trust Large Cap Fund;

•              SEI Institutional Managed Trust Tax-Managed Large Cap Fund;

•              SEI Institutional Managed Trust Large Cap Value Fund;

•              New Covenant Funds New Covenant Growth Fund;

•              SEI Catholic Values Trust Catholic Values Equity Fund;

Agreed and Accepted:

SEI Investments Management Corporation	Brandywine Global Investment
Management, LLC

By:	By:

/s/ William T. Lawrence	/s/ Mark P. Glassman

Name:	Name:

William T. Lawrence	Mark P. Glassman

Title:	Title:

Vice President	Chief Administrative Officer